Rolling Thunder Exploration Ltd. Winter Drilling and Operational Update

Calgary, Alberta, March 2, 2006 – Rolling Thunder Exploration Ltd. (“Rolling Thunder” or “the Company”; TSXV-ROL.A; ROL.B; PK-RTHXF) announces that it has completed drilling four of the previously announced five well winter drilling program, resulting in two potential oil and gas wells at Teepee and Gold Creek and two abandonments, one at Boundary Lake and one at Teepee Creek North.

At Teepee Creek, Rolling Thunder has drilled its 14-3-74-4W6M development well (100% WI) which is currently awaiting completion. The offsetting well in 6-3 came on production in December 2004 at 100 boe/d and is currently producing at 40 boe/d. The Company has identified and is currently licensing three additional offset locations and is attempting to secure a rig to drill one location prior to spring breakup. In the event a rig is not available prior to spring breakup, all three locations allow for summer access. Three successful wells could potentially generate an additional 200 to 300 boe/d net to the Company.

The Company’s 8-3 Teepee Creek well drilled in the summer was completed in a thick Charlie Lake gas zone. The well was recently put on stream, producing at gas rates between 1.5 mmcf/d (250 boe/d) and 3 mmcf/d (500 boe/d) together with significant associated water. Review of the completion suggests that the well was cross-perforated into an upper wet zone. The Company plans to bring in a service rig to attempt to isolate the upper water. If this is unsuccessful, the Company will re-complete a lower zone that tested both gas and oil.

At Gold Creek, the Company has drilled a potential oil well at 10-3-70-4W6M (100%) which is also awaiting completion. The drilling of a second well at Gold Creek has been postponed pending results from wells currently drilling offsetting the Company’s land and additional history from adjacent producing wells.

At McLeod, Rolling Thunder has leased an additional 448 hectares (1,120 acres) of mineral rights adjacent to its existing production. This increases the Company’s land holdings in the area to 832 hectares (3.25 sections). Rolling Thunder is currently evaluating potential summer and fall drilling locations on the newly acquired lands.

At Ensign in Southern Alberta, the Company has entered into a down-spacing agreement on a large, thick existing Sunburst gas pool. The agreement, which is dependent on EUB approval of a down-spacing application, could provide Rolling Thunder with up to 18 low risk development locations in the existing pool. The typical well in this pool has initial production rates between 750 mcf/d (125 boe/d) and 1.0 mmcf/d (165 boe/d) declining in the first year until stabilizing in the 300 mcf/d (50

Rolling Thunder Exploration Ltd.

Press Release – Calgary, Alberta, March 2, 2006

boe/d) to 500 mcf/d (83 boe/d) range. The EUB approval process is expected to take 2-3 months and if approved, the Company will commence operations on at least 3 wells this summer. Including Ensign, Rolling Thunder has an inventory in excess of 30 drillable locations.

As a result of the amalgamation with San Telmo Energy Ltd., Rolling Thunder has initially adopted San Telmo’s reporting cycle and an April 30, 2006 year end. It is the Company’s intention to subsequently change its year end to December 31, such that the Company will report an eight month year end for December 31, 2006.

A mechanical update of the merged Company’s reserves performed by AJM Petroleum Consultants, effective December 31, 2005 and using October 31 forecast pricing indicated a reserve value (proved plus probable at 10%) of $45.4MM. This represents an increase over the April 30, 2005 year end of $12MM or 36%. Any value for Rolling Thunder’s Ensign project is not included in this reserve value.

January sales production was 400 boe/d. An additional 60 boe/d was shut-in at Mcleod due to temporary facilities constraints. Rolling Thunder is currently taking steps to alleviate those constraints. The Company has an additional 100 to 200 boe/d in Teepee Creek that is expected to come on stream, as services become available, over the next few months.

Rolling Thunder currently has no debt and available credit facilities of $6.5MM. The Company has 28, 344,670 Class A and 810,000 Class B shares outstanding.

Rolling Thunder currently trades on the TSX Venture Exchange under the symbols ROL.A and ROL.B. In the US, the Class A shares of Rolling Thunder trade on the pink sheets under the symbol RTHXF.

For further information please contact:

Peter Bolton

Kamelia Wong

President & Chief Executive Officer

Chief Financial Officer

(403) 532-6221

(403) 532-6223

peterb@rollingthunderexploration.com

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead.

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek",

Rolling Thunder Exploration Ltd.

Press Release – Calgary, Alberta, March 2, 2006

"anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.